VOTING AND SUPPORT AGREEMENT

THIS AGREEMENT is made as of the 23rd day of February, 2025.

BETWEEN:

______________________________________________________________________________________________

______________________________________________________________________________________________

(the "Shareholder")

- and -

Equinox Gold Corp., a corporation existing under the laws of the Province of British Columbia

(the "Acquiror")

WHEREAS the Shareholder is the registered and/or beneficial owner of that number of issued and outstanding common shares (the "Common Shares") in the capital of Calibre Mining Corp. (the "Company"), set forth on Schedule "A" attached to this Agreement;

AND WHEREAS the Shareholder is the holder of that number of: (a) options to purchase Common Shares (the "Options"); (b) performance share units of the Company (the "PSUs"); and (c) restricted share units of the Company (the "RSUs", and together with the Options and PSUs, the "Convertible Securities"), as set forth on Schedule "A" attached to this Agreement;

AND WHEREAS the Company and Acquiror have entered into an arrangement agreement concurrently with the entering into of this Agreement (the "Arrangement Agreement") and propose, subject to the terms and conditions of the Arrangement Agreement, to consummate an arrangement as set forth in the plan of arrangement attached to the Arrangement Agreement (the "Arrangement");

AND WHEREAS the Shareholder acknowledges that the Acquiror would not enter into the Arrangement Agreement but for the execution and delivery of this Agreement by the Shareholder.

NOW THEREFORE this Agreement witnesses that, in consideration of the premises and the covenants and agreements herein contained, the parties hereto agree as follows:

ARTICLE 1

INTERPRETATION

Section 1.1 Definitions

All terms used in this Agreement that are not defined herein and that are defined in the Arrangement Agreement shall have the respective meanings ascribed to them in the Arrangement Agreement. For the purposes of this Agreement:

"Subject Options" means that number of Options set forth on Schedule "A" attached to this Agreement, being all of the Options owned legally and/or beneficially by the Shareholder or over which the Shareholder exercises control or direction, and shall further include any Options otherwise acquired by the Shareholder after the date hereof.

"Subject PSUs" means that number of PSUs set forth on Schedule "A" attached to this Agreement, being all of the PSUs owned legally and/or beneficially by the Shareholder or over which the Shareholder exercises control or direction, and shall further include any PSUs otherwise acquired by the Shareholder after the date hereof.

"Subject RSUs" means that number of RSUs set forth on Schedule "A" attached to this Agreement, being all of the RSUs owned legally and/or beneficially by the Shareholder or over which the Shareholder exercises control or direction, and shall further include any RSUs otherwise acquired by the Shareholder after the date hereof.

"Subject Securities" means, collectively, the Subject Shares, the Subject Options, Subject PSUs and Subject RSUs.

"Subject Shares" means that number of Common Shares set forth on Schedule "A" to this Agreement, being all of the Common Shares owned legally and/or beneficially, either directly or indirectly, by the Shareholder or over which the Shareholder exercises control or direction, either directly or indirectly, and shall further include any Common Shares issued upon the exercise or vesting, as applicable, of Convertible Securities or otherwise acquired by or issued to the Shareholder after the date hereof.

ARTICLE 2

COVENANTS

Section 2.1 General Covenants of the Shareholder

The Shareholder hereby covenants and agrees in favour of the Acquiror that, from the date hereof until the termination of this Agreement in accordance with Article 4, except as permitted by this Agreement:

(a) at any meeting of shareholders of the Company (including in connection with any separate vote of any sub-group of shareholders of the Company that may be required to be held and of which sub-group the Shareholder forms part) called to vote upon the Arrangement Agreement or the transactions contemplated by the Arrangement Agreement or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) with respect to the Arrangement Agreement or the transactions contemplated by the Arrangement Agreement is sought, the Shareholder shall cause its Subject Securities (which have a right to be voted at such meeting) to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) its Subject Securities (which have a right to be voted at such meeting) in favour of the approval of the Arrangement, any other transactions contemplated in the Arrangement Agreement and any other matter necessary for the consummation of the Arrangement. If the Shareholder is the beneficial owner, but not the registered holder, of any of its Subject Securities, the Shareholder agrees to take all actions necessary to cause the registered holder and any nominees to vote all of its Subject Securities in accordance with this Section 2.1(a);

(b) at any meeting of shareholders of the Company (including in connection with any separate vote of any sub-group of shareholders of the Company that may be required to be held and of which sub-group the Shareholder forms part) or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval of all or some of the holders of Common Shares or Convertible Securities is sought (including by written consent in lieu of a meeting), the Shareholder shall cause its Subject Securities (which have a right to be voted at such meeting) to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) such Subject Securities against (i) any Acquisition Proposal for the Company, (ii) any action, agreement, transaction or proposal that would result in a material breach of any representation, warranty, covenant, agreement or other obligation of the Company in the Arrangement Agreement or of the Shareholder under this Agreement, and/or (iii) any matter that could reasonably be expected to delay, prevent, impede or frustrate the successful completion of the Arrangement or any of the transactions contemplated by the Arrangement Agreement. If the Shareholder is the beneficial owner, but not the registered holder, of any of its Subject Securities, the Shareholder agrees to take all actions necessary to cause the registered holder and any nominees to vote all of its Subject Securities in accordance with this Section 2.1(b);

(c) the Shareholder hereby revokes any and all previous proxies granted or voting instruction forms or other voting documents delivered that may conflict or be inconsistent with the matters set forth in this Agreement;

(d) the Shareholder agrees not to directly or indirectly: (i) sell, transfer, assign, tender, exchange, grant a participation interest in, gift, option, pledge, hypothecate, grant a security interest in, place in trust or otherwise convey, dispose or encumber (each, a "Transfer"), or enter into any agreement, understanding, option or other arrangement with respect to the Transfer of, any of its Subject Securities to any person, other than pursuant to the Arrangement Agreement, (ii) grant any proxies or power of attorney, deposit any of its Subject Securities into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to its Subject Securities, other than pursuant to this Agreement, (iii) otherwise enter into any agreement or arrangement with any person or entity that would reasonably be expected to limit, restrict or affect the Shareholder's legal power, authority, or right to vote any of its Subject Securities or otherwise prevent or disable the Shareholder from performing any of its obligations under this Agreement (it being understood that the foregoing shall not apply to the extent that any of the votes cast by the Shareholder are excluded to the extent required pursuant to applicable Laws), or (iv) requisition or join in the requisition of any meeting of any of the Shareholders of the Company for the purpose of considering any resolution; provided, however, that the foregoing restrictions shall not prevent the Shareholder from exercising, converting, redeeming or agreeing to cancel its Subject Securities in accordance with their terms or the Arrangement Agreement; provided, however, that the foregoing restrictions shall not prevent the Shareholder from (x) exercising or converting its Subject Securities in accordance with their terms or the Arrangement Agreement, (y) Transferring its Subject Securities to one or more corporations, family trusts, registered retirement savings plan accounts or other entity directly or indirectly owned or controlled by, or under common control with, the Shareholder, or (z) sell or otherwise dispose of Subject Securities to the extent the proceeds of such sale or disposition are paid towards (or otherwise set-off from) the exercise price and/or tax liability incurred as a result of the exercise and/or settlement of Subject Securities issued under Company Incentive Plans;

(e) promptly notify the Acquiror upon any of the Shareholder's representations or warranties contained in this Agreement becoming untrue or incorrect in any material respect, and for the purposes of this provision, each representation and warranty shall be deemed to be given at and as of all times during such period (irrespective of any language which suggests that it is only being given as at the date hereof);

(f) the Shareholder shall not exercise: (i) any rights of appraisal or rights of dissent provided under any Law or otherwise in connection with the Arrangement or the transactions contemplated by the Arrangement Agreement that the Shareholder may have; or (ii) any other shareholder rights or remedies available to the Shareholder, whether arising under statute, at common law or otherwise, to impede, frustrate, nullify, prevent, hinder, delay, upset or challenge the Arrangement; and

(g) no later than five (5) Business Days prior to the date of the Company Meeting: (i) with respect to any Subject Securities that are in registered form, the Shareholder shall deliver or cause to be delivered, in accordance with the instructions set out in the Company Circular, a duly executed proxy or proxies directing the holder of such proxy or proxies to vote its Subject Securities (which have a right to be voted at such meeting), in favour of the Arrangement and the transactions contemplated by the Arrangement Agreement; and (ii) with respect to any Subject Securities that are held beneficially, the Shareholder shall deliver or cause to be delivered, in accordance with the instructions set out in the Company Circular, a duly executed voting instruction form to the intermediary through which the Shareholder holds its beneficial interest in the Shareholder's Subject Securities, instructing that the Shareholder's Subject Securities (which have a right to be voted at such meeting) be voted at the Company Meeting in favour of the Arrangement. Such proxy or proxies or voting instructions shall name those individuals as may be designated by the Company in the Company Circular and such proxy or proxies or voting instructions shall not be revoked, withdrawn, modified or invalidated without the prior written consent of the Acquiror notwithstanding any statutory or other rights or otherwise which the Shareholder might have unless this Agreement is terminated in accordance with its terms.

Section 2.2 Shareholder Acknowledgement

The Shareholder hereby acknowledges and agrees that any Subject Shares acquired pursuant to the exercise or vesting of Convertible Securities or in the market, by private agreement or otherwise, from the date hereof to the Effective Date shall be deemed to be subject to the terms hereof as Subject Shares.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

Section 3.1 Representations and Warranties of the Shareholder

The Shareholder hereby represents and warrants to and covenants with the Acquiror as follows, and acknowledges that the Acquiror is relying upon such representations, warranties and covenants in entering into this Agreement and the Arrangement Agreement:

(a) Incorporation; Capacity; Authorization. Where the Shareholder is a corporation or other entity, it is a corporation or other entity duly incorporated, amalgamated or organized, as applicable, and validly existing under the laws of the jurisdiction of its incorporation, organization or formation as applicable, and has all requisite power, capacity and authority and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder. Where the Shareholder is an individual, he or she has the power and capacity and has received all requisite approvals to execute and deliver this Agreement and to perform his or her obligations hereunder.

(b) Enforceable. This Agreement has been duly executed and delivered by the Shareholder, and constitutes a legal, valid and binding agreement of the Shareholder enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors' rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(c) Ownership of Subject Securities. The Shareholder is the sole registered and/or beneficial owner of the Subject Securities. The Shareholder does not directly or indirectly control or direct, or own or have any registered or beneficial interest in, any other Common Shares or Convertible Securities other than as set out in Schedule "A".

(d) No Breach. The execution and delivery of this Agreement by the Shareholder, the consummation by the Shareholder of the transactions contemplated hereby, and the compliance by the Shareholder with any of the provisions hereof, will not constitute a violation of or default under, or conflict with, any restriction of any kind or any contract, commitment, agreement, understanding or arrangement to which it is a party or by which it is bound, other than as would not be reasonably expected to have a material adverse effect on the Shareholder's ability to perform its obligations hereunder.

(e) No Proceedings. There are no claims, actions, suits, arbitrations, inquiries, investigations or proceedings pending, or, to the knowledge of the Shareholder, threatened against the Shareholder that, individually or in the aggregate, could reasonably be expected to have a material adverse effect on the Shareholder's ability to perform its obligations hereunder. The Shareholder is not subject to any outstanding judgment, order, writ, injunction or decree that, individually or in the aggregate, could reasonably be expected to have a material adverse effect on the Shareholder's ability to perform its obligations hereunder.

(f) No Agreements. No person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or Transfer of any of the Subject Securities, or any interest therein or right thereto, except pursuant to this Agreement or the Arrangement Agreement.

(g) Voting. The Shareholder has the sole and exclusive right to enter into this Agreement and to vote (or cause to be voted) the Subject Securities as contemplated herein. Other than pursuant to this Agreement, none of the Subject Securities is subject to any proxy, power of attorney, attorney-in-fact, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind.

(h) Consents. Subject to compliance with any approval or Laws contemplated by the Arrangement Agreement, no consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity is required to be obtained by the Shareholder in connection with the execution, delivery or performance of this Agreement.

Section 3.2 Representations and Warranties of the Acquiror

The Acquiror hereby represents and warrants to the Shareholder, acknowledging that the Shareholder is relying upon such representations and warranties in entering into this Agreement:

(a) Incorporation; Capacity; Authorization. The Acquiror is a corporation duly incorporated and validly existing under the laws of the jurisdiction of its incorporation and has all requisite power, capacity and authority and has received all requisite approvals to execute and deliver this Agreement and to perform their obligations hereunder.

(b) Authorization. The execution, delivery and performance of this Agreement by the Acquiror has been duly authorized and no other internal proceedings on its part is necessary to authorize this Agreement or the transactions contemplated hereunder.

(c) Enforceable. This Agreement has been duly executed and delivered by the Acquiror and constitutes a legal, valid and binding agreement of the Acquiror enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors' rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(d) No Breach. The execution and delivery of this Agreement by the Acquiror, the consummation by the Acquiror of the transactions contemplated hereby, and the compliance by the Acquiror with any of the provisions hereof, will not constitute a violation of or default under, or conflict with, any restriction of any kind or any contract, commitment, agreement, understanding or arrangement to which it is a party or by which it is bound, other than as would not be reasonably expected to have a material adverse effect on the Acquiror's abilities to perform their obligations hereunder.

ARTICLE 4

TERMINATION

Section 4.1 Termination

This Agreement may be terminated:

(a) at any time upon the written agreement of the Acquiror and the Shareholder;

(b) by the Shareholder if: (i) any of the representations and warranties of the Acquiror in this Agreement shall not be true and correct in all material respects; or (ii) the Acquiror, without the prior written consent of the Shareholder, varies the terms of the Arrangement Agreement in a manner that is materially adverse to the Shareholder; or

(c) by the Acquiror if: (i) any of the representations and warranties of the Shareholder in this Agreement shall not be true and correct in all material respects; or (ii) the Shareholder shall not have complied with its covenants to the Acquiror contained in this Agreement, provided that the Acquiror have notified the Shareholder in writing of any of the foregoing events and the same has not been cured within ten (10) Business Days of the date such notice was received by the Shareholder.

Section 4.2 Automatic Termination

This Agreement shall automatically terminate on the earliest to occur of any of the following:

(a) the Effective Time; or

(b) the date and time that the Arrangement Agreement is terminated in accordance with its terms.

Section 4.3 Effect of Termination

If this Agreement is terminated in accordance with this Article 4, the provisions of this Agreement will become void and no party shall have liability to any other party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) and the Shareholder shall be entitled to withdraw any form of proxy, voting instruction form or power of attorney which it may have given with respect of the Subject Securities; provided that neither the termination of this Agreement nor anything contained in Article 4 will relieve any party from any liability for any breach by it of this Agreement.

ARTICLE 5

GENERAL

Section 5.1 Fiduciary Obligations

The Acquiror agrees and acknowledges that the Shareholder is bound hereunder solely in his or her capacity as a shareholder of the Company and that the provisions of this Agreement shall not be deemed or interpreted to bind the Shareholder or any of its directors or officers in his or her capacity as a director or officer of the Company or any of the subsidiaries of the Company (including without limitation exercising rights of the Company or the Company Board under the Arrangement Agreement). For the avoidance of doubt, nothing in this Agreement shall limit or restrict any party from properly fulfilling his or her fiduciary duties as a director or officer of the Company or any of its subsidiaries and any actions taken by the Shareholder in his or her capacity as a director or officer of the Company will not be a breach or default by the Shareholder hereunder.

Section 5.2 Further Assurances

Each of the Shareholder and the Acquiror will, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require and at the requesting party's cost to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

Section 5.3 Disclosure

If required by applicable securities laws and regulations, each of the Shareholder and the Acquiror hereby consents to the disclosure of the substance of this Agreement in any press release or any circular relating to the Company Meeting and the Acquiror Meeting and the filing of a copy thereof by the Company and the Acquiror at www.sedarplus.ca, with personal information to be redacted in the filed version of this Agreement.

Except as set forth above or as required by applicable laws or regulations or by any Governmental Entity or in accordance with the requirements of any stock exchange, the Shareholder shall make no public announcement or statement with respect to this Agreement without the approval of the Acquiror, which shall not be unreasonably withheld or delayed. The Shareholder agrees to consult with the Acquiror prior to issuing each public announcement or statement with respect to this Agreement, subject to the overriding obligations of Laws.

Section 5.4 Time of the Essence

Time is of the essence in this Agreement.

Section 5.5 Governing Law

This Agreement shall be governed by, and be construed in accordance with, the laws of the Province of British Columbia and the laws of Canada applicable therein but the reference to such laws shall not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of British Columbia.

Section 5.6 Entire Agreement

This Agreement, including the schedules hereto and the provisions of the Arrangement Agreement incorporated herein by reference, or that are for the benefit of a party pursuant to the Arrangement Agreement, constitutes the entire agreement between the parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties.

Section 5.7 Independent Legal Advice

The Shareholder acknowledges that it has been afforded the opportunity to obtain independent legal advice and confirms by the execution and delivery of this Agreement that the Shareholder has either done so or waived their right to do so in connection with the entering into of this Agreement.

Section 5.8 Amendments

This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by each of the parties hereto.

Section 5.9 Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 5.10 Assignment

This Agreement becomes effective only when executed by the Shareholder and the Acquiror. After that time, it will be binding upon and enure to the benefit of the Shareholder and the Acquiror and their respective successors and permitted assigns. Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any party without the prior written consent of the other party.

Section 5.11 No Third Party Beneficiaries

The parties intend that this Agreement will not benefit or create any right or cause of action in favour of any person, other than the parties and no person, other than the parties, is entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

Section 5.12 Survival

If this Agreement is terminated, this Agreement shall become void and of no further force or effect without liability of any party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) to any other party to this Agreement.

Section 5.13 Notices

Any notice or other communication given regarding the matters contemplated by this Agreement must be in writing and may be given by email or hand delivery and shall be addressed:

(a) to the Acquiror, addressed as follows:

[Contact information redacted due to confidentiality reasons.]

(b) to the Shareholder, as set forth on the signature page to this Agreement with a copy to: [Contact information redacted due to confidentiality reasons.]

Any such notice or other communication shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day or, if not, then the next succeeding Business Day) and if sent by facsimile be deemed to have been given and received at the time of receipt (if a Business Day or, if not, then the next succeeding Business Day) unless actually received after 4:00 p.m. (Vancouver time) at the point of delivery in which case it shall be deemed to have been given and received on the next Business Day.

Section 5.14 Specific Performance and other Equitable Rights

The parties agree that irreparable harm would occur, for which monetary damages would not be an adequate remedy at law, in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to interim, interlocutory and permanent injunctive relief, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement, and to enforce compliance with the terms of this Agreement without the proof of actual damages and without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the parties may be entitled at law or in equity.

Section 5.15 Expenses

All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

Section 5.16 Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by electronic copy) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The parties shall be entitled to rely upon delivery of an executed electronic copy of this Agreement, and such executed electronic copy shall be legally effective to create a valid and binding agreement between the parties.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

EQUINOX GOLD CORP.

By:	signed "Greg Smith"
Authorized Signing Officer

By:	signed "Susan Toews"
Authorized Signing Officer

(Print Name of Shareholder)

(Signature of Shareholder or Authorized Signatory)

(Place of Residency)

(Print Name and Title)

Address:

Telephone:

Email:

[Signature page to Voting and Support Agreement]

Schedule "A"

Security	Number
Common Shares
Options
PSUs
RSUs